Exhibit 99.1

FOR IMMEDIATE RELEASE

SINOCOKING ANNOUNCES SECOND FISCAL QUARTER RESULTS

PINGDINGSHAN, China –February 12, 2015 - SinoCoking Coal and Coke Chemical Industries, Inc. (NasdaqCM: SCOK), a vertically integrated producer of clean energy products located in Henan Province, today announced that for the second fiscal quarter of 2015 ended December 31, 2014, the company had income from operations of $523,305 on revenue of $12,677,319 compared to income from operations of $1,540,556 on revenue of $13,208,253 in the like year-ago quarter.

Due primarily to a noncash gain of $5,452,865 recorded for the change in fair value on revaluation of its warrant liability, the company reported fiscal Q2 2015 net income of $3,981,858, or $.17 per share, versus a net loss of $106,658, or $(.01) per share, for the same year-ago period. Weighted average number of shares for the 2015 second fiscal quarter was 23,960,217 compared to 21,121,372 for fiscal Q2 in 2014.

The four percent decrease in second quarter revenue compared to the same period last year resulted primarily from the slowdown in sales of most of SinoCoking’s traditional coal and coke products. However, the decrease in revenue from these products was offset in part by revenue of $2,139,171 from the company’s clean-burning syngas, generated and sold beginning in October 2014.

Gross profit margin in fiscal Q2 ’15 increased to 21.2 percent from 15.6 percent in fiscal Q2 ’14, resulting mainly from the higher profit margin of syngas.

For the six-months ended December 31, 2014, the company reported income from operations of $1,882,688 on revenue of $26,251,155 compared to income from operations of $3,993,402 on revenue of $30,684,223 in the corresponding prior year period. An adjustment of $3,425,703 for change in fair value of warrants in the fiscal 2015 six-month period resulted in net income of $1,428,601, or $.06 per share, versus net income of $1,054,226, or $.05 per share, in the comparable year-ago period. Weighted average number of shares for the six-month periods was 22,642,611 versus 21,121,372, respectively.

Revenue for the first six months of fiscal 2015 decreased 14.4 percent year-over-year, as there was no Syngas production and sales during Q1 ’15 to help offset declining sales of SinoCoking’s traditional products. However, gross profit margin for the first half of fiscal 2015 increased to 18.9 percent from 16.8 percent in the first half of fiscal 2014.

“This has been a highly constructive quarter,” said SinoCoking CEO Mr. Jianhua Lv. “The rapid and successful launch of our aboveground syngas facility has demonstrated SinoCoking’s ability to redefine itself as a producer of clean energy products. With this transition into the clean energy space, we are creating new revenue and profit centers that we expect to improve the company’s financial results going forward, and at the same time mitigate negative impact on operations related to softness in the traditional coal and coking businesses.”

Now under construction at the site of SinoCoking’s first aboveground facility, which currently produces 25,000 cubic meters of syngas per hour, is a second facility with a similar capacity target. When completed and operating at full capacity – expected toward the end of March 2015 - the two facilities’ combined syngas output of 50,000 cubic meters per hour is expected to rank among the highest syngas production for any coking plant in China. Additionally, the company believes these first two facilities are the only ones in China that, to date, combine coking and syngas in parallel.

SinoCoking also said that completion of the first phase of its underground coal gasification facility, expected later this month, should enable the company to produce an additional 60,000 cubic meters of syngas per hour, and that the ultimate goal is to expand output of that facility’s capacity to 880,000 cubic meters of syngas per hour by the end of fiscal year 2018.

Previously, during construction of the first aboveground facility last summer, Mr. Lv had estimated gross profit margin on syngas sales of between 45 and 50 percent based on a price of $0.139 per cubic meter. Since the company began selling syngas in October 2014, the actual gross profit margin has been 40.6 percent based on an average price of $.10 per cubic meter. “Even though the actual price and gross profit are below what we had anticipated initially, the gross profit margin from syngas revenue is significantly higher than that of any other current SinoCoking product. We do not expect the $.10 price per cubic meter to change for the near future as we continue to achieve higher and higher levels of production.”

For additional information on SinoCoking, please go to http://www.scokchina.com or refer to the company’s periodic reports filed with the Securities and Exchange Commission (http://www.scokchina.com/sec-filings.html). Investors wishing to receive SinoCoking’s corporate communications as they become available may go to the company’s Investor Relations site (http://www.scokchina.com/corporate-overview.html) and register under Email Alerts.

Also, investors may submit questions directly to Mr. Lv and his staff to receive non-confidential information about the company’s operations and products at the company’s “Ask Management” blog (http://www.scokchina.com/ask-management.html).

About SinoCoking

SinoCoking Coal and Coke Chemical Industries, Inc. (www.scokchina.com), a Florida corporation, is an emerging producer of clean energy products located in Pingdingshan, Henan Province, China. The company has historically been a vertically-integrated coal and coke processor of basic and value-added coal products for steel manufacturers, power generators, and various industrial users. SinoCoking has been producing metallurgical coke since 2002, and acts as a key supplier to regional steel producers in central China. SinoCoking also produces and supplies thermal coal to its customers in central China. SinoCoking currently owns its assets and conducts its operations through its subsidiaries, Top Favour Limited and Pingdingshan Hongyuan Energy Science and Technology Development Co., Ltd., and its affiliated companies, Henan Province Pingdingshan Hongli Coal & Coke Co., Ltd., Baofeng Coking Factory, Baofeng Hongchang Coal Co., Ltd., Baofeng Hongguang Environment Protection Electricity Generating Co., Ltd., Zhonghong Energy Investment Company, Henan Hongyuan Coal Seam Gas Engineering Technology Co., Ltd., Baofeng Shuangri Coal Mining Co., Ltd., and Baofeng Xingsheng Coal Mining Co., Ltd.

Forward-Looking Statements

This press release contains forward-looking statements, particularly as related to, among other things, the business plans of the Company, statements relating to goals, plans and projections regarding the Company’s financial position and business strategy. The words or phrases “plans,” “would be,” “will allow,” “intends to,” “may result,” “are expected to,” “will continue,” “anticipates,” “expects,” “estimate,” “project,” “indicate,” “could,” “potentially,” “should,” “believe,” “think,” “considers” or similar expressions are intended to identify “forward-looking statements.” These forward-looking statements fall within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934 and are subject to the safe harbor created by these sections. Actual results could differ materially from those projected in the forward-looking statements as a result of a number of risks and uncertainties. Such forward-looking statements are based on current expectations, involve known and unknown risks, a reliance on third parties for information, transactions or orders that may be cancelled, and other factors that may cause our actual results, performance or achievements, or developments in our industry, to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties related to the fluctuation of local, regional, and global economic conditions, the performance of management and our employees, our ability to obtain financing, competition, general economic conditions and other factors that are detailed in our periodic reports and on documents we file from time to time with the Securities and Exchange Commission. Statements made herein are as of the date of this press release and should not be relied upon as of any subsequent date, and the Company specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences, developments, unanticipated events or circumstances after the date of such statement.

Contact:

SinoCoking

Song Lv, Chief Financial Officer

+ 86-375-2882-999

lvsong@sinocoking.net

http://www.scokchina.com/

Investor Relations Counsel:

Jimmy Caplan, Asia IR-PR

+1-512-329-9505

jimmy@asia-irpr.com

http://asia-irpr.com/

SINOCOKING COAL AND COKE CHEMICAL INDUSTRIES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	June 30,
	2014	2014
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash	$316,967	$191,992
Accounts receivable, trade	17,742,845	8,946,435
Other receivables and deposits	5,930,399	5,787,232
Loans receivable	3,732,037	8,032,037
Inventories	2,392,834	7,419,821
Advances to suppliers	8,585,181	8,700,022
Prepaid expenses	71,668	-
Total current assets	38,771,931	39,077,539

PLANT AND EQUIPMENT, net	21,787,531	14,426,319

CONSTRUCTION IN PROGRESS	46,964,267	40,389,961

OTHER ASSETS
Refundable deposit	4,881,224	4,873,928
Prepayments	61,908,164	61,815,632
Intangible assets, net	32,318,629	32,305,697
Long-term investments	2,902,572	2,898,233
Other assets	113,895	113,725
Total other assets	102,124,484	102,007,215

Total assets	$209,648,213	$195,901,034

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Current maturity of long term loan	$50,113,895	$20,795,425
Accounts payable, trade	5,788	2,978,326
Other payables and accrued liabilities	4,332,559	2,460,113
Other payables - related party	2,548,117	526,699
Acquisition payable	4,718,516	4,711,463
Customer deposits	79,820	79,701
Taxes payable	2,031,256	765,421
Current portion of warrants liability	1,061,749	-
Total current liabilities	64,891,700	32,317,148

LONG TERM LIABILITIES
Long term loan	-	29,243,566
Warrants liability	5,560,681	16
Total long term liabilities	5,560,681	29,243,582

Total liabilities	70,452,381	61,560,730

COMMITMENTS AND CONTINGENCIES

EQUITY
Common stock, $0.001 par value, 100,000,000 shares authorized,
23,960,217 shares and 21,121,372 shares issued and outstanding
as of December 31 and June 30, 2014, respectively	23,960	21,121
Additional paid-in capital	6,845,636	3,592,053
Statutory reserves	3,689,941	3,689,941
Retained earnings	113,724,008	112,295,407
Accumulated other comprehensive income	10,580,687	10,410,182
Total SinoCoking Coal and Coke Chemicals Industries, Inc's equity	134,864,232	130,008,704

NONCONTROLLING INTERESTS	4,331,600	4,331,600

Total equity	139,195,832	134,340,304

Total liabilities and equity	$209,648,213	$195,901,034

SINOCOKING COAL AND COKE CHEMICAL INDUSTRIES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(UNAUDITED)

	For the Three Months Ended December 31,		For the Six Months Ended December 31,
	2014	2013	2014	2013

REVENUE	$12,677,319	$13,208,253	$26,251,155	$30,684,223

COST OF REVENUE	9,989,469	11,152,697	21,281,963	25,531,366

GROSS PROFIT	2,687,850	2,055,556	4,969,192	5,152,857

OPERATING EXPENSES:
Selling	35,091	39,754	69,255	80,628
General and administrative	2,129,454	475,246	3,017,249	1,078,827
Total operating expenses	2,164,545	515,000	3,086,504	1,159,455

INCOME FROM OPERATIONS	523,305	1,540,556	1,882,688	3,993,402

OTHER INCOME (EXPENSE)
Interest income	62,856	184,247	165,107	367,340
Interest expense	(1,502,341)	(1,311,812)	(2,999,554)	(2,090,579)
Other finance expense	(51,236)	(87,717)	(51,899)	(150,260)
Other income, net	-	-	-	-
Change in fair value of warrants	5,452,865	-	3,425,703	12
Total other income (expense), net	3,962,144	(1,215,282)	539,357	(1,873,487)

INCOME BEFORE INCOME TAXES	4,485,449	325,274	2,422,045	2,119,915

PROVISION FOR INCOME TAXES	503,591	431,932	993,444	1,065,689

NET INCOME (LOSS)	3,981,858	(106,658)	1,428,601	1,054,226

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	175,539	756,310	170,505	1,601,757

COMPREHENSIVE INCOME	$4,157,397	$649,652	$1,599,106	$2,655,983

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
Basic and diluted	23,960,217	21,121,372	22,642,611	21,121,372

EARNINGS (LOSS) PER SHARE
Basic and diluted	$0.17	$(0.01)	$0.06	$0.05

SINOCOKING COAL AND COKE CHEMICAL INDUSTRIES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Six Months Ended December 31,
	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,428,601	$1,054,226
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Depreciation	652,208	578,000
Amortization and depletion	35,408	35,426
Write-off of other receivables and advances to suppliers	-	89,348
Change in fair value of warrants	(3,425,703)	(12)
Bad debt allowance of receivables	1,549,034	-
Amortization of prepaid expenses	33,332	-
Change in operating assets and liabilities
Accounts receivable, trade	(9,093,126)	(3,951,856)
Other receivables	(135,855)	(1,494,537)
Inventories	5,035,275	(543,788)
Advances to suppliers	(1,106,222)	1,989,148
Prepaid expenses	(5,000)	(193,342)
Accounts payable, trade	(2,975,332)	1,464,233
Other payables and accrued liabilities	1,778,225	229,536
Customer deposits	-	(81,350)
Taxes payable	1,263,983	61,188
Net cash used in operating activities	(4,965,172)	(763,780)

CASH FLOWS FROM INVESTING ACTIVITIES:
Collection of principal of loans receivable	4,500,000	-
Loan out pricipal of loans receivable	(200,000)	-
Payments of construction in progress	(14,497,925)	-
Purchase of equipment	-	-
Net cash used in investing activities	(10,197,925)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in restricted cash	-	9,762,000
Payments of note payable	-	(9,762,000)
Proceeds from short-term loans - others	-	162,700
Payment of short-term loans - others	-	(162,700)
Proceeds from issuance of common shares	13,204,538	-
Proceeds from (payment to) related parties	2,019,836	(66,160)
Net cash provided by (used in) financing activities	15,224,374	(66,160)

EFFECT OF EXCHANGE RATE ON CASH	63,698	135,250

INCREASE (DECREASE) IN CASH	124,975	(694,690)

CASH, beginning of period	191,992	782,018

CASH, end of period	$316,967	$87,328

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$827,448	$859,388
Cash paid for interest expense, net of capitalized interest	$2,127,570	$1,906,313

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES
Recalsification of salary payable to related parties to other payable to related parties	$-	$190,000
Common share issued for the payment of a service fee	$100,000	$-
Issuance of warrants related to the sale of common stock	$10,048,116	$-
Transfer of construction in progress into plant and equipment	$7,987,721	$-

SINOCOKING COAL AND COKE CHEMICAL INDUSTRIES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF EQUITY

						Accumulated
			Additional	Retained earnings		other
	Common Stock		paid-in	Statutory		comprehensive	Noncontrolling
	Shares	Par Value	capital	reserves	Unrestricted	income	interest	Total
BALANCE, July 1, 2012	21,121,372	$21,121	$3,592,053	$3,689,941	$110,257,132	$7,613,972	$4,331,600	$129,505,819
Net income					1,047,693			1,047,693
Foreign currency translation adjustments						2,289,251		2,289,251
BALANCE, June 30, 2013	21,121,372	21,121	3,592,053	3,689,941	111,304,825	9,903,223	4,331,600	132,842,763
Net income					990,582			990,582
Foreign currency translation adjustments						506,959		506,959
BALANCE, June 30, 2014	21,121,372	21,121	3,592,053	3,689,941	112,295,407	10,410,182	4,331,600	134,340,304
Issuance of common shares	2,838,845	2,839	3,253,583					3,256,422
Net income					1,428,601			1,428,601
Foreign currency translation adjustments						170,505		170,505
BALANCE, December 31, 2014 (UNAUDITED)	23,960,217	$23,960	$6,845,636	$3,689,941	$113,724,008	$10,580,687	$4,331,600	$139,195,832